UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

TICC Capital Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

87244T109
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 87244T109

1	NAME OF REPORTING PERSON Raging Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 633,165
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 633,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 633,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 87244T109

1	NAME OF REPORTING PERSON Raging Capital Fund (QP), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 423,723
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 423,723
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 423,723
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 87244T109

1	NAME OF REPORTING PERSON Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,056,888
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,056,888
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,056,888
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 87244T109

1	NAME OF REPORTING PERSON William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,120
	8	SHARED VOTING POWER 1,056,888
	9	SOLE DISPOSITIVE POWER 27,120
	10	SHARED DISPOSITIVE POWER 1,056,888
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,084,008
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 87244T109

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed by the undersigned.  This Amendment No. 5 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 1,056,888 Shares owned directly by the Raging Funds is approximately $5,376,601, including brokerage commissions.  The Shares owned directly by the Raging Funds were acquired with the working capital of the Raging Funds.

The aggregate purchase price of the 27,120 Shares owned directly by Mr. Martin is approximately $151,758, excluding brokerage commissions.  The Shares owned directly by Mr. Martin were acquired with Mr. Martin’s personal funds and through the Issuer’s dividend reinvestment plan.

The Raging Funds and Mr. Martin effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 26,932,340 Shares outstanding as of August 5, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2010.

As of the close of business on August 20, 2010, Raging Capital Fund directly owned 633,165 Shares, constituting approximately 2.4% of the Shares outstanding.  By virtue of their relationships with Raging Capital Fund discussed in further detail in Item 2, each of Raging Capital and Mr. Martin may be deemed to beneficially own the Shares owned by Raging Capital Fund.

As of the close of business on August 20, 2010, Raging Capital Fund QP directly owned 423,723 Shares, constituting approximately 1.6% of the Shares outstanding.  By virtue of their relationships with Raging Capital Fund QP discussed in further detail in Item 2, each of Raging Capital and Mr. Martin may be deemed to beneficially own the Shares owned by Raging Capital Fund QP.

As of the close of business on August 20, 2010, Mr. Martin directly owned 27,120 Shares, constituting less than 1% of the Shares outstanding.

(b)           Each of the Raging Funds shares with Raging Capital and Mr. Martin the power to vote and dispose of the Shares directly owned, respectively, by the Raging Funds.  Mr. Martin has the sole power to vote and dispose of the Shares directly owned by Mr. Martin.

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past sixty days.  All of such transactions were effected in the open market, unless indicated otherwise.

CUSIP NO. 87244T109

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           As of the close of business on August 5, 2010, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Shares.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

CUSIP NO. 87244T109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 23, 2010

Raging Capital Fund, LP

By:	Raging Capital Management, LLC General Partner

By:	/s/ William C. Martin
	Name:	William C. Martin
	Title:	Managing Member

Raging Capital Fund (QP), LP

By:	Raging Capital Management, LLC General Partner

By:	/s/ William C. Martin
	Name:	William C. Martin
	Title:	Managing Member

Raging Capital Management, LLC

By:	/s/ William C. Martin
	Name:	William C. Martin
	Title:	Managing Member

/s/ William C. Martin
William C. Martin

CUSIP NO. 87244T109

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

RAGING CAPITAL FUND, LP

(171)*	8.3000	06/04/2010
7,600	7.7618	06/08/2010
456	7.6520	06/09/2010
19,950**	7.6779	06/09/2010
(855)*	8.0000	06/14/2010
18,639**	7.8996	06/17/2010
(9,777) *	8.5800	06/28/2010
(11,166) *	8.5900	06/29/2010
(68,913) *	8.5400	06/29/2010
(679) *	8.5000	07/20/2010
(33,177) *	8.6001	07/21/2010
(7,946) *	8.7824	07/29/2010
(11,194) *	8.8971	08/04/2010
(253,317)***	--	08/05/2010
(20,300) *	9.1326	08/05/2010
(6,090) *	9.2500	08/05/2010
(5,562) *	9.1510	08/09/2010
(7,250) *	9.2400	08/10/2010
(3,878) *	8.8400	08/12/2010
(5,800) *	8.9100	08/13/2010
(12,736) *	9.0379	08/16/2010
(73,486) *	8.9900	08/16/2010
(54,128) *	9.3015	08/17/2010
(18,038) *	9.3379	08/18/2010

RAGING CAPITAL FUND (QP), LP

(2,428) *	8.2923	06/01/2010
(3,243) *	8.2900	06/02/2010
(1,500)	8.3000	06/03/2010
(129) *	8.3000	06/04/2010
344	7.6520	06/09/2010
15,050**	7.6779	06/09/2010
(645) *	8.0000	06/14/2010
14,061**	7.8996	06/17/2010
(7,374) *	8.5800	06/28/2010

CUSIP NO. 87244T109

(8,422) *	8.5900	06/29/2010
(51,987) *	8.5400	06/29/2010
(491) *	8.5000	07/20/2010
(24,024) *	8.6001	07/21/2010
(87) *	8.6600	07/23/2010
(3,400) *	8.7000	07/23/2010
(26,700) *	8.7235	07/26/2010
(5,754) *	8.7824	07/29/2010
(25,000) *	8.8800	08/02/2010
(2,700) *	8.8500	08/03/2010
(8,106) *	8.8971	08/04/2010
(420,061) ***	--	08/05/2010
(14,700) *	9.1326	08/05/2010
(4,410) *	9.2500	08/05/2010
(4,026) *	9.1510	08/09/2010
(5,250) *	9.2400	08/10/2010
(2,807) *	8.8400	08/12/2010
(4,200) *	8.9100	08/13/2010
(9,222) *	9.0379	08/16/2010
(53,214) *	8.9900	08/16/2010
(5,872) *	9.3015	08/17/2010
(13,062) *	9.3379	08/18/2010

RAGING CAPITAL MANAGEMENT, LLC

None

WILLIAM C. MARTIN

(1,900)	8.3800	06/01/2010
(1,381)	8.3514	06/01/2010
1,700	7.6520	06/09/2010
(3,000)	8.5400	06/28/2010
(2,300)	8.5291	06/29/2010
(100)	8.8300	07/30/2010
(4,900)	8.8500	08/03/2010
(400)	8.9100	08/03/2010
(4,600)	8.8600	08/04/2010
(2,500)	9.1763	08/05/2010
(2,500)	9.0900	08/05/2010
(1,000)	9.1500	08/05/2010
(1,000)	9.1900	08/05/2010
(1,500)	9.1900	08/05/2010
(1,600)	9.3200	08/18/2010
(2,312)	9.3500	08/18/2010
(4,199)	9.3400	08/18/2010
(4,288)	9.3200	08/18/2010

* Represents short sale.
** Represents open market purchase to cover short position.
*** Represents closing of short position “against the box.”